# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pasqal Holding SA, CIK 0002119292
CUSIP: F70289107
Title of class of securities: Ordinary Shares, nominal value EUR0.02 per share
Address of issuer's principal executive offices: 24 Avenue Emile Baudot, Palaiseau, France (I0), 91120
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 6 37 85 94 06; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 24,480,841; sole dispositive power 0; shared dispositive power 24,480,841; aggregate amount beneficially owned 24,480,841 (11.4% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 1,041,666 Ordinary Shares estimated to be issued pursuant to the terms of senior unsecured convertible bonds (the "Senior Unsecured Convertible Bonds"), currently convertible at the initial conversion price of $12.00 per Ordinary Share, and (ii) 1,302,083 Ordinary Shares underlying warrants (the "Warrants") currently exercisable until August 27, 2031.
  
  Note in relation to Item 13: Percentage of class is calculated based on 212,293,691 Ordinary Shares of the Issuer that were outstanding as of August 27, 2026 based on the Issuer's Form 20-F filed on September 2, 2026.
- Bpifrance Investissement SAS (CIK 0002065260): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 24,480,841; sole dispositive power 0; shared dispositive power 24,480,841; aggregate amount beneficially owned 24,480,841 (11.4% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 1,041,666 Ordinary Shares estimated to be issued pursuant to the terms of the Senior Unsecured Convertible Bonds, currently convertible at the initial conversion price of $12.00 per Ordinary Share, and (ii) 1,302,083 Ordinary Shares underlying the Warrants currently exercisable until August 27, 2031.
  
  Note in relation to Item 13: Percentage of class is calculated based on 212,293,691 Ordinary Shares of the Issuer that were outstanding as of August 27, 2026 based on the Issuer's Form 20-F filed on September 2, 2026.
- Caisse des Depots (CIK 0001056947): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 24,480,841; sole dispositive power 0; shared dispositive power 24,480,841; aggregate amount beneficially owned 24,480,841 (11.4% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 1,041,666 Ordinary Shares estimated to be issued pursuant to the terms of the Senior Unsecured Convertible Bonds, currently convertible at the initial conversion price of $12.00 per Ordinary Share, and (ii) 1,302,083 Ordinary Shares underlying the Warrants currently exercisable until August 27, 2031.
  
  Note in relation to Item 13: Percentage of class is calculated based on 212,293,691 Ordinary Shares of the Issuer that were outstanding as of August 27, 2026 based on the Issuer's Form 20-F filed on September 2, 2026.
- EPIC Bpifrance (CIK 0001731121): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 24,480,841; sole dispositive power 0; shared dispositive power 24,480,841; aggregate amount beneficially owned 24,480,841 (11.4% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 1,041,666 Ordinary Shares estimated to be issued pursuant to the terms of the Senior Unsecured Convertible Bonds, currently convertible at the initial conversion price of $12.00 per Ordinary Share, and (ii) 1,302,083 Ordinary Shares underlying the Warrants currently exercisable until August 27, 2031.
  
  Note in relation to Item 13: Percentage of class is calculated based on 212,293,691 Ordinary Shares of the Issuer that were outstanding as of August 27, 2026 based on the Issuer's Form 20-F filed on September 2, 2026.
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 24,480,841; sole dispositive power 0; shared dispositive power 24,480,841; aggregate amount beneficially owned 24,480,841 (11.4% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 1,041,666 Ordinary Shares estimated to be issued pursuant to the terms of the Senior Unsecured Convertible Bonds, currently convertible at the initial conversion price of $12.00 per Ordinary Share, and (ii) 1,302,083 Ordinary Shares underlying the Warrants currently exercisable until August 27, 2031.
  
  Note in relation to Item 13: Percentage of class is calculated based on 212,293,691 Ordinary Shares of the Issuer that were outstanding as of August 27, 2026 based on the Issuer's Form 20-F filed on September 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.02 per share
Name of issuer: Pasqal Holding SA
Address of issuer's principal executive offices: 24 Avenue Emile Baudot, Palaiseau, France (I0), 91120
Comment:
Introductory Statement:

This Schedule 13D ("Schedule 13D") is being filed by Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), Bpifrance Investissement S.A.S., a French management company (societe de gestion) ("Bpifrance Investissement"), Caisse des depots, a French special public entity (etablissement special) ("CDC"), EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ) and Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance") (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Schedule 13D relates to the Ordinary Shares, nominal value EUR0.02 per share (the "Ordinary Shares") of Pasqal Holding SA (the "Issuer").

Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Bpifrance Participations, Bpifrance Investissement, CDC, EPIC and Bpifrance.
Residence or business address: The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance Investissement, EPIC and Bpifrance is 27-31, avenue du General Leclerc, 94710 Maisons-Alfort Cedex, France.
Present principal occupation or employment:
Bpifrance Participations is a French public company specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance, a French financial institution especially created for this purpose. CDC and EPIC each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. CDC is principally engaged in the business of long-term investments. EPIC, a French institution of public institution of industrial and commercial nature, is principally engaged in the holding of Bpifrance's shares. Bpifrance Investissement is a wholly-owned subsidiary of Bpifrance Participations and a management company.

Information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissement, CDC, EPIC and Bpifrance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Reporting Person is an entity organized under the laws of the Republic of France.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

At the closing of the Merger (as defined below), FPS Fonds Innovation Defense received 15,936,582 Ordinary Shares and FPS Bpifrance Innovation I, Compartiment B Large Venture 2 received 6,200,510 Ordinary Shares. FPS Fonds Innovation Defense and FPS Bpifrance Innovation I, Compartiment B Large Venture 2 (together, the "Bpifrance Funds") are each a French fonds d'investissement professionnel specialise, represented by its management company, Bpifrance Investissement.

In connection with the transactions contemplated by the Business Combination Agreement (as defined below), Bleichroeder Acquisition Corp. II, a Cayman Islands exempted company ("Bleichroeder"), Bleichroeder Acquisition 2 France, a French societe par actions simplifiee and wholly owned subsidiary of Bleichroeder ("Merger Sub") and certain investors, including FPS Bpifrance Innovation I, Compartiment B Large Venture 2 entered into a securities purchase agreement, dated as of March 4, 2026 and as amended on May 23, 2026 (as it may be further amended, restated or otherwise modified, the "SPA"), pursuant to which FPS Bpifrance Innovation I, Compartiment B Large Venture 2 agreed, among other things subject to certain conditions, to subscribe $12.5 million aggregate principal amount of senior unsecured convertible bonds (the "Senior Unsecured Convertible Bonds") convertible into Ordinary Shares and receive warrants (the "Investment Warrants") to subscribe up to a number of Ordinary Shares equal to 125% of the total number of Ordinary Shares into which the Senior Unsecured Convertible Bonds are initially convertible at an exercise price of $12.00 per Ordinary Share, subject to adjustments provided in the SPA at the closing (the "Closing") of the Business Combination (as defined below), for a subscription price of $10.0 million, reflecting a 20% original issue discount in a private placement. Each of the Investment Warrants were immediately exercisable upon issuance and will expire five years from the date of Closing. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, which is incorporated by reference as Exhibit 99.3 hereto and is incorporated herein by reference.

The closing of the transactions contemplated by the SPA occurred substantially concurrent with the Closing. Working capital was used for the acquisition of the Senior Unsecured Convertible Bonds and Investment Warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Ordinary Shares pursuant to the transactions contemplated by that certain Agreement and Plan of Merger, dated February 28, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the "Business Combination Agreement") by and among Bleichroeder, Merger Sub, and Pasqal Holding SAS, a French societe par actions simplifiee (the "Legacy Pasqal"), the additional agreements contemplated therein, and the transactions contemplated therein and thereby, including the Reincorporation Merger (as defined below) and the Merger (as defined below) (the "Business Combination").

Pursuant to the Business Combination, (i) Bleichroeder merged with and into Merger Sub (the "Reincorporation Merger"), with Merger Sub continuing as the surviving company (the "Bleichroeder Surviving Corporation"), and (ii) promptly after the Reincorporation Merger and in accordance with applicable French laws, Legacy Pasqal merged with and into Bleichroeder Surviving Corporation (the "Merger" and, together with the Reincorporation Merger, the "Mergers"), with Bleichroeder Surviving Corporation continuing as the surviving company and changed its name to "Pasqal Holding SA" ("New Pasqal" or "Issuer").

Pursuant to the Merger, among other things, each issued and outstanding (i) "Class Seed" Ordinary Share, par value EUR0.10 per share, of Legacy Pasqal, (ii) common ordinary share, par value EUR0.10 per share, of Legacy Pasqal, (iii) "Class A" ordinary share, EUR0.10 per share, of Legacy Pasqal, (iv) "Class B" ordinary share, EUR0.10 per share, of Legacy Pasqal, and (v) "Class C" ordinary share, EUR0.10 per share, of Legacy Pasqal, was exchanged for Bleichroeder Surviving Corporation Ordinary Share (hereinafter referred to the "Ordinary Shares") using an exchange ratio calculated in accordance with the merger agreement entered into in connection with the Merger (the "French Merger Agreement") by dividing the overall value of Legacy Pasqal and the overall value of Bleichroeder Surviving Corporation (based on a deemed value of $10 per share of Bleichroeder Surviving Corporation).

Pursuant to the Board Representation Letter (as defined below), Bpifrance Investissement has the right to designate one member of the Issuer Board of Directors and accordingly may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.

All of the Ordinary Shares that are beneficially owned by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in or incorporated by reference in Item 2, Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5(a).

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. As of September 1, 2026, (i) FPS Fonds Innovation Defense beneficially owned 15,936,582 Ordinary Shares, which represented 7.5% of the Issuer's outstanding Ordinary Shares and (ii) FPS Bpifrance Innovation I, Compartiment B Large Venture 2 beneficially owned 8,544,220 Ordinary Shares, which represented 4.0% of the Issuer's outstanding Ordinary Shares, through (i) 6,200,510 Ordinary Shares directly held and (ii) 1,041,666 Ordinary Shares estimated to be issued pursuant to the terms of the Senior Unsecured Convertible Bonds, currently convertible at the initial conversion price of $12.00 per Ordinary Share, and 1,302,083 Ordinary Shares underlying the Investment Warrants currently exercisable until August 27, 2031, indirectly through sub-funds.

As of September 1, 2026, neither Bpifrance Investissement, Bpifrance Participations, Bpifrance, EPIC nor CDC holds any Ordinary Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 24,480,841 Ordinary Shares, which represented 11.4% of the Issuer's outstanding Ordinary Shares, held in the aggregate by FPS Fonds Innovation Defense and FPS Bpifrance Innovation I, Compartiment B Large Venture 2, through its management of the Bpifrance Funds. Bpifrance Participations may be deemed to be the beneficial owner of the 24,480,841 Ordinary Shares held in the aggregate by the Bpifrance Funds as the parent company of Bpifrance Investissement. Bpifrance may be deemed to be the beneficial owner of 24,480,841 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC and CDC may be deemed to be the beneficial owners of 24,480,841 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 212,293,691 Ordinary Shares of the Issuer that are outstanding as of August 27, 2026, based on the Issuer's Form 20-F filed on September 2, 2026. The amount of outstanding Ordinary Shares disclosed in the prior sentence is calculated under U.S. law, which requires treasury shares to be excluded from the calculation of outstanding shares. Under French law, treasury shares are required to be included in the calculation of outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5(a) of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5(b).

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5(a) and (b) of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5(c).

Except as disclosed in this Schedule 13D, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Board Representation

The Issuer and Bpifrance Investissement have entered into a letter agreement (the "Board Representation Letter"), pursuant to which, for so long as the Reporting Persons and their affiliates beneficially own any Ordinary Shares of the Issuer, Bpifrance Investissement will be entitled to propose the appointment of one member to the Issuer's Board (the "BPI Director"), who will also be proposed for appointment to the Issuer Board's nominating and governance committee. The Issuer will undertake to propose to its shareholders the renewal or replacement of the BPI Director and, if the BPI Director ceases to serve for any reason, to co-opt a replacement proposed by Bpifrance Investissement and submit such co-optation for ratification at the next shareholders' meeting. Under the Board Representation Letter, Bpifrance Investissement may replace at any time its permanent representative.

If the Reporting Persons and their affiliates cease to beneficially own at least 50% of the Ordinary Shares of the Issuer they beneficially owned on the date of the Board Representation Letter, Bpifrance Investissement has agreed to meet and negotiate with the Issuer in good faith the director appointment rights it will retain thereafter, subject to applicable SEC, Nasdaq and other stock exchange requirements. Bpifrance Investissement may propose only a BPI Director who satisfies applicable legal, Exchange Act, Nasdaq and other eligibility requirements applicable to the Issuer's non-executive directors as well as those set forth in the Board Representation Letter, and a BPI Director who ceases to meet those requirements will automatically cease to be a director in accordance with the Issuer's Articles of Association. The board seat designated by Bpifrance Investissement will initially be held by a legal entity (personne morale) that, in accordance with French law, has appointed Nicolas Berdou as its permanent representative (representant permanent). The foregoing description of the Board Representation Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Board Representation Letter, the form of which is incorporated by reference as Exhibit 99.4 hereto and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Business Combination, Bpifrance Investissement, the Issuer, and the other parties named therein entered into a lock-up agreement (the "Lock-Up Agreement"), pursuant to which Bpifrance Investissement and Nicolas Berdou agreed not to effect any sale or distribution (except for certain permitted transfers) of the Ordinary Shares held by such holder after the closing of the Business Combination until the earlier of (i) 180 days after the date on which the closing of the Business Combination occurs, (ii) the day after the date on which the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the date on which the closing of the Business Combination occurs, and (iii) the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer's shareholders having the right to exchange their shares for cash, securities or other property, subject to certain exceptions set forth in the Lock-Up Agreement. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, the form of which is incorporated by reference as Exhibit 99.5 hereto and is incorporated herein by reference.

Registration Rights Agreement

In connection with the transactions contemplated by the Business Combination Agreement, the Issuer and certain investors, including Bpifrance Investissement entered into an amended and restated registration rights agreement, dated as of August 27, 2026 and (as it may be further amended, restated or otherwise modified, the "Registration Rights Agreement"), pursuant to which the Issuer agreed, among other things and subject to certain conditions, to register the Ordinary Shares and Ordinary Shares underlying the Senior Unsecured Convertible Bonds and the Investment Warrants for resale (together, the "Registrable Securities").

Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement ("Shelf Registration Statement") covering the resale of the Registrable Securities by no later than 30 days after the Closing and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable, but in no event later than the earlier of (i) the 90th calendar day (or the 120th calendar day if the SEC notifies the Issuer that it will "review" the Shelf Registration Statement) after the Closing and (ii) the tenth (10th) Business Day (as defined in the Registration Rights Agreement) after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such Shelf Registration Statement will not be "reviewed" or will not be subject to further review. The Issuer also agreed to use commercially reasonable efforts to keep such registration statement effective until the date the Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction.

In addition, the Registration Rights Agreement provides certain demand and piggyback registration rights to the applicable shareholders, subject to certain conditions including underwriter cutbacks and issuer blackout periods.

The Issuer has agreed to pay all reasonable fees and expenses incurred in connection with the registration of the Registrable Securities subject to various conditions and thresholds as set forth the in Registration Rights Agreement.

In the event the Issuer defaults on certain of its registration obligations, as described in the Registration Rights Agreement, subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to the investors as liquidated damages in an amount equal to 1% of the aggregate amount paid by the investors pursuant to the SPA per 30-day period or pro rata for any portion thereof during which the failure continues, as applicable, subject to certain caps set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.6 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement dated September 3, 2026

EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

EX 99.3 - Securities Purchase Agreement, dated March 4, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France and the Investors party thereto (incorporated by reference to Exhibit 10.5 to Bleichroeder Acquisition Corp. II's Current Report on Form 8-K filed on March 5, 2026).

EX 99.4 - Letter Agreement relating to board representation rights, dated August 27, 2026, by and between Pasqal Holdings SA and Bpifrance Investissement (incorporated by reference to Exhibit 4.13 to the Issuer's Form 20-F filed on September 2, 2026).

EX 99.5 - Form of Lock-Up Agreement by and among Pasqal Holding SA, Bleichroeder Sponsor 2 LLC and the shareholders, directors and officers named therein (incorporated by reference to Annex F to the Issuer's Form F-4 Registration Statement, as amended (File No. 333-296239)).

EX 99.6 - Amended and Restated Registration Rights Agreement, dated August 27, 2026, by and among Pasqal Holding SA, Bleichroeder Sponsor 2 LLC and the shareholders, directors and officers named therein (incorporated by reference to Exhibit 4.10 to the Issuer's to Form 20-F filed on September 2, 2026).

## Signatures
- Bpifrance Participations S.A.: /s/ Sophie Paquin, Director of Legal Affairs (09/02/2026)
- Bpifrance Investissement SAS: /s/ Sophie Paquin, Director of Legal Affairs (Bpifrance Investissement S.A.S.) (09/02/2026)
- Caisse des Depots: /s/ Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (09/03/2026)
- EPIC Bpifrance: /s/ Sophie Paquin, Director of Legal Affairs (09/02/2026)
- Bpifrance S.A.: /s/ Boubakar Dione, Group Director of Legal Affairs (09/02/2026)